Exhibit 99.1

Global Mofy Metaverse Limited and ELLE CHINA, ELLE MEN CHINA Unite for a Dynamic Partnership, Redefining the Art of Advertising

Beijing, CHINA, Nov. 24, 2023 (GLOBE NEWSWIRE) -- Global Mofy Metaverse Limited (the “Company” or “Global Mofy Metaverse”) (NASDAQ: GMM), a technology solutions provider engaged in virtual content production, digital marketing, and digital assets development for the metaverse industry, today announced the Company and ELLE CHINA, ELLE MEN CHINA have forged a long-term partnership, embarking on an eagerly anticipated collaboration that promises mutual promotional benefits and an array of exciting projects in the realm of advertising and beyond.

As part of this collaboration, ELLE MEN CHINA will provide Global Mofy Metaverse with a stable and influential platform for publicity, including avenues such as video channels and websites. These platforms will grant Global Mofy Metaverse invaluable exposure, enabling the dissemination of their brand stories and latest products to a much wider audience. Through this partnership with ELLE CHINA and ELLE MEN CHINA, Global Mofy Metaverse will establish connections with a diverse range of consumers, amplifying brand recognition and effectively conveying their unique value propositions.

In addition to the promotional advantages, Global Mofy Metaverse will bring their expertise in comprehensive advertising production to the table, having already undertaken the end-to-end filming and production of renowned advertisement campaigns for ELLE CHINA in the past two years in a row. These successful collaborations serve as a testament to Global Mofy Metaverse’s exceptional capabilities in the realm of advertising production, laying a solid foundation for future projects with ELLE CHINA.

This collaboration signifies not merely a one-time venture, but the commencement of a long-term relationship. Global Mofy Metaverse and ELLE CHINA, ELLE MEN CHINA will continue to foster a close partnership, exploring further collaborative opportunities and embarking on highly anticipated advertising shoots. Through synergistic efforts, we firmly believe that this partnership will yield substantial commercial value for Global Mofy Metaverse, ELLE CHINA, and ELLE MEN CHINA while delivering innovative and captivating content experiences to consumers.

Haogang Yang, CEO of the Company commented: “We eagerly anticipate this collaboration with ELLE CHINA and ELLE MEN CHINA. We are confident that our joint efforts will lead to shared success, setting a new standard of collaboration within the industry. With unwavering dedication to innovation and impeccable execution, we strive to surprise and inspire our partners and audiences alike.”

About ELLE CHINA, ELLE MEN CHINA

ELLE is a worldwide women’s magazine of French origin that offers a mix of fashion and beauty content, and society and lifestyle. The Chinese version of the magazine, ELLE CHINA, was first published in 1988. It was the first four-color fashion magazine offered in China. For more information, please visit: https://www.ellechina.com/.

ELLE MEN CHINA is a trailblazing media brand which has carved out a dedicated market space for the urbane man. The publication is well known for its award-winning video content and authentic storytelling approach. For more information, please visit: https://www.ellemen.com/.

About Global Mofy Metaverse Limited

Headquartered at Beijing, Global Mofy Metaverse Limited is a technology solutions provider engaged in virtual content production, digital marketing, and digital assets development for the metaverse industry. Utilizing its proprietary “Mofy Lab” technology platform which consists of cutting-edge three-dimensional (“3D”) rebuilt technology and artificial intelligence (“AI”) interactive technology, the Company creates 3D high definition virtual version of a wide range of physical world objects such as characters, objects and scenes which can be used in different applications such as movies, TV series, AR/VR, animation, adverting and gaming. Global Mofy Metaverse is one of the leading digital asset banks in China, which consists of more than 7,000 high precision 3D digital assets. With its strong technology platform and industry track record, Global Mofy Metaverse is able to attract high-profile customers and earn repeat business. The Company primarily operates in three lines of business (i) virtual technology service, (ii) digital marketing, and (iii) digital asset development and others. For more information, please visit: www.globalmofy.cn/, ir.globalmofy.cn.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Company

Global Mofy Metverse Ltd.

Investor Relations Department

Email: ir@mof-vfx.com

Investor Relations

WFS Investor Relations Inc.

Janice Wang, Managing Partner

Email: services@wealthfsllc.com

Phone: +86 13811768599

+1 628 283 9214